UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ENDWAVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan

Northrop Grumman Corporation

1840 Century Park East

Los Angeles, CA 90067

(310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6	Page 2 of 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Corporation; I.D. No. 95-4840775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,248,045 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 3,248,045 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,248,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	Page 3 of 7

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.); I.D. No. 34-0575430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,248,045 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 3,248,045 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,248,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	Page 4 of 7

SCHEDULE 13D

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) is being filed to amend the information in the Reporting Persons’ original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1 and Amendment No. 2 thereto, and to amend information under Items 4 and 5, filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, March 29, 2005 and July 14, 2005, respectively.

Item 4. Purpose of Transaction

On July 14 and 15, 2005, the Reporting Persons sold 178,105 and 47,162 shares, respectively, of Endwave Common Stock under Rule 144 promulgated pursuant to the Securities Act of 1933.

Item 5. Interest in Securities of the Issuer

The Reporting Persons expressly disclaim that they have agreed to act as a group. The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the beneficial owners of any shares of Endwave Common Stock in which such Reporting Persons do not have any pecuniary interest.

a)	The Reporting Persons beneficially own 3,248,045 shares of Endwave Common Stock, representing 30.5% of shares of Endwave Common Stock reported to be outstanding as of May 6, 2005. There were 10,639,584 shares of Endwave Common Stock outstanding as of May 6, 2005, based on information provided in Endwave’s Quarterly Report on Form 10-Q filed May 13, 2005

b)	As of the date of this Statement, NGS&MS has the direct power to vote and direct the disposition of the 3,248,045 shares of Endwave Common Stock held by it. As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Endwave Common Stock held by NGS&MS.

c)	Since the most recent filing on Schedule 13D on July 14, 2005, NGS&MS effected the following sales of Endwave’s Common Stock under Rule 144 promulgated pursuant to the Securities Act of 1933:

July 14, 2005:

Amount of Securities	Price Per Share ($)
38,928	53.00
200	53.01
100	53.03
3,879	53.04
100	53.05
100	53.06
1,510	53.08
700	53.09
6,994	53.11
1,000	53.13
300	53.14
100	53.16
3,600	53.17
1,348	53.19
36,106	53.20
300	53.21
100	53.28
1,900	53.29
1,600	53.34
4,409	53.35
2,854	53.51

CUSIP No. 29264A 20 6	Page 5 of 7

SCHEDULE 13D

July 14, 2005 (continued)

Amount of Securities	Price Per Share ($)
100	53.59
200	53.60
100	53.61
100	53.63
2,100	53.65
100	53.66
2,050	53.67
500	53.68
800	53.69
3,900	53.70
200	53.71
440	53.75
2,208	53.80
200	53.82
300	53.83
100	53.84
2,000	53.85
500	53.86
4,799	53.88
2,300	53.89
2,710	53.90
2,200	53.91
100	53.94
300	53.97
2,000	53.99
7,391	54.00
100	54.01
1,600	54.05
1,000	54.07
1,000	54.15
6,800	54.24
3,800	54.25
1,600	54.50
400	54.51
100	54.52
100	54.53
200	54.54
100	54.56
300	54.57
100	54.58
100	54.59
100	54.60
1	54.61
99	54.63
200	54.64
99	54.65
100	54.67

CUSIP No. 29264A 20 6	Page 6 of 7

SCHEDULE 13D

July 14, 2005 (continued)

Amount of Securities	Price Per Share ($)
1,899	54.69
300	54.77
2,700	54.79
700	54.81
6,392	54.89
200	54.90
100	54.92
100	54.93
1,000	54.95
50	54.98
1,558	55.00
1,225	55.01
100	55.02
56	55.04

July 15, 2005:

Amount of Securities	Price Per Share ($)
1,343	52.75
165	52.76
957	52.77
4,300	52.78
13,801	52.79
5,275	52.80
8,622	52.81
2,000	52.87
2,000	52.89
400	52.90
663	52.93
200	52.94
200	52.95
782	52.98
200	53.00
100	53.02
200	53.03
700	53.05
1,903	53.08
100	53.11
400	53.12
2,292	53.14
200	53.16
109	53.19
150	53.25
100	53.28

CUSIP No. 29264A 20 6	Page 7 of 7

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2005	NORTHROP GRUMMAN CORPORATION

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer

Dated: July 18, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ Mark Rabinowitz
Mark Rabinowitz
Assistant Treasurer